Media Release
Planegg/Munich, Germany, July 26, 2022

MorphoSys Reports Preliminary Q2 2022 Monjuvi U.S. Sales and Updates Financial Guidance for 2022

-Preliminary Q2 2022 Monjuvi U.S. net product sales of US$ 23.3 million (€ 21.7 million)
-Update of financial guidance range for 2022 Monjuvi U.S. net product sales (now US$ 90 to US$ 110 million)
-Update of R&D expense guidance (now € 275 to € 300 million) following license agreements for felzartamab and MOR210

MorphoSys AG (FSE: MOR; NASDAQ: MOR) today reported preliminary U.S. net product sales of Monjuvi® (tafasitamab-cxix) for the second quarter 2022 and announced an update of its financial guidance for 2022 based on the preliminary unaudited consolidated results for the first six months 2022 and following the license agreements with Human Immunology Biosciences, Inc. (HIBio) for felzartamab and MOR210.
Preliminary Monjuvi U.S. Net Product Sales are US$ 23.3 million (€ 21.7 million) for the second quarter of 2022 and US$ 41.9 million (€ 38.3 million) for the first half year 2022. For the full year of 2022, MorphoSys now expects Monjuvi U.S. Net Product Sales in the range of US$ 90 to US$ 110 million (previously: US$ 110 to US$ 135 million). Further, MorphoSys now expects R&D expenses in the range of € 275 to € 300 million (previously: € 300 to € 325 million) and SG&A expenses in the range of € 150 to € 165 million (previously: € 155 to € 170 million).
“We are pleased with the bounce back in Monjuvi sales in the second quarter 2022 where we observed the highest demand since launch. While we are encouraged by a positive trend in duration of therapy, we recognize the competitive landscape has increased including recent approvals of additional second-line treatment options for relapsed or refractory diffuse large B-cell lymphoma. As such, we have lowered our expectations for growth in the second half of 2022 which is reflected in our revised sales guidance range for Monjuvi,” said Jean-Paul Kress, M.D., Chief Executive Officer of MorphoSys. “With the licensing of felzartamab and MOR210 to HIBio, we were able to reduce R&D expenses which has been reflected in the revised R&D guidance range.”

The previous financial guidance for 2022 was provided by MorphoSys on January 7, 2022 and reiterated on March 16 and May 4, 2022 and can be found at www.morphosys.com. Guidance for Gross Margin for Monjuvi U.S. Net Product Sales remains unchanged.

Full Year 2022 Financial Guidance:

Amounts in million	Updated 2022 Financial Guidance	Previous 2022 Financial Guidance	2022 Guidance Insights
Monjuvi U.S. Net Product Sales	US$ 90m to 110m	US$ 110m to 135m	100% of Monjuvi U.S. product sales are recorded on MorphoSys’ income statement and related profit/loss is split 50/50 between MorphoSys and Incyte.
Gross Margin for Monjuvi U.S. Net Product Sales	75% to 80%	75% to 80%	100% of Monjuvi U.S. product cost of sales are recorded on MorphoSys’ income statement and related profit/loss is split 50/50 between MorphoSys and Incyte.
R&D expenses	€ 275m to 300m	€ 300m to 325m	Reduction in guidance range driven primarily by license agreement for felzartamab to HIBio executed on July 14, 2022.
SG&A expenses	€ 150m to 165m	€ 155m to 170m	53% to 58% of mid-point of SG&A expenses represent Monjuvi U.S. selling costs of which 100% are recorded in MorphoSys’ income statement. Incyte reimburses MorphoSys for half of these selling expenses.

Full results will be published on August 3, 2022, followed by a conference call on August 4, 2022.

About MorphoSys:
At MorphoSys, we are driven by our mission: More life for people with cancer. As a global commercial-stage biopharmaceutical company, we use groundbreaking science and technologies to discover, develop, and deliver innovative cancer medicines to patients. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter and LinkedIn.

About Monjuvi
Monjuvi® (tafasitamab-cxix) is a humanized Fc-modified CD19 targeting immunotherapy. In 2010, MorphoSys licensed exclusive worldwide rights to develop and commercialize tafasitamab from Xencor, Inc. Tafasitamab incorporates an XmAb® engineered Fc domain, which mediates B-cell lysis through apoptosis and immune effector mechanism including Antibody-Dependent Cell-Mediated Cytotoxicity (ADCC) and Antibody-Dependent Cellular Phagocytosis (ADCP).

In the United States, Monjuvi® (tafasitamab-cxix) is approved by the U.S. Food and Drug Administration in combination with lenalidomide for the treatment of adult patients with relapsed or refractory DLBCL not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This indication is approved under accelerated approval based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s).

In Europe, Minjuvi® (tafasitamab) received conditional marketing authorization in combination with lenalidomide, followed by Minjuvi monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who are not eligible for autologous stem cell transplant (ASCT).

Tafasitamab is being clinically investigated as a therapeutic option in B-cell malignancies in several ongoing combination trials.

Monjuvi® and Minjuvi® are registered trademarks of MorphoSys AG. Tafasitamab is co-marketed by Incyte and MorphoSys under the brand name MONJUVI® in the U.S., and marketed by Incyte under the brand name Minjuvi® in Europe, the UK and Canada.

XmAb® is a registered trademark of Xencor, Inc.

Forward Looking Statements
This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

Media Contacts: Thomas Biegi Vice President Tel.: +49 (0)89 / 89927 26079 thomas.biegi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Senior Director Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com
Kaitlyn Nealy Senior Director, US Communications Tel: +1 857-283-3945 kaitlyn.nealy@morphosys.com	Myles Clouston Senior Director Tel: +1 857-772-0240 myles.clouston@morphosys.com